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11020117

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 49000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **212-389-1500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott L. Bok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA ROSALES
Notary Public, State of New York
No. 01RO6059690
Qualified in New York County
Commission Expires August 29, 20~~0~~ 11

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenhill & Co., LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 25,241,506
Financial advisory fees receivable	19,372,225
Due from affiliates	9,796,217
Other assets	218,899
Total assets	$ 54,628,847
Liabilities and Member's capital	
Compensation payable	$ 7,907,804
Accounts payable and accrued expenses	1,105,662
Due to affiliates	3,634,257
Total liabilities	12,647,723
Member's capital	41,981,124
Total liabilities and Member's capital	$ 54,628,847

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2010

Note 1 – Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent") is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company is also registered as a municipal advisor with the Securities and Exchange Commission and the Municipal Securities Rulemaking Board. The Company, a New York limited liability company, is engaged in the investment banking business providing financial advisory services to corporations, institutions and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters as well as private equity and real estate advisory services. The Company has offices in New York, Chicago, Dallas, Houston, Los Angeles and San Francisco.

G&Co is an affiliate of Greenhill & Co. International LLP ("GCI") and Greenhill & Co. Europe LLP ("GCEI"). GCI and GCEI are authorized Corporate Finance Advisory Firms which are regulated by the U.K. Financial Services Authority ("FSA"). GCI has an office in the United Kingdom and GCEI has an office in Germany. Both firms are engaged in similar investment banking activities as those conducted by the Company in the United States. G&Co is an affiliate of Greenhill & Co. Europe Holdings Limited ("GCE"). GCE controls GCI and GCEI through its controlling membership interests.

G&Co is an affiliate of Greenhill & Co. Canada Ltd. ("GCL"), a Toronto-based investment banking firm. GCL is engaged in similar investment banking activities to those conducted by the Company in the United States. GCL is wholly-owned by Greenhill & Co. Holdings Canada, Ltd., a Canadian holdings company, that is wholly owned by the Parent.

G&Co is an affiliate of Greenhill & Co. Japan Ltd. ("GCJ"), a Tokyo based investment banking firm. GCJ is engaged in similar investment banking activities to those conducted by the Company in the United States. GCJ is a wholly-owned subsidiary of the Parent.

G&Co is an affiliate of Greenhill Caliburn Pty Ltd. ("GCA"), an Australia-based investment banking firm. GCA is engaged in similar investment banking activities to those conducted by the Company in the United States. GCA is wholly-owned by Greenhill & Co. Australia Holdings Pty. Ltd., an Australian holdings company, that is wholly owned by the Parent.

G&Co is an affiliate of Greenhill Aviation Co., LLC ("GAC"). GAC owns and operates an aircraft, which is used for the exclusive benefit of the Company's employees and their immediate family members. GAC is a wholly-owned subsidiary of the Parent.

Note 1 – Organization (continued)

G&Co is an affiliate of Greenhill Capital Partners, LLC, Greenhill Venture Partners LLC, Greenhill Capital Partners II LLC and Greenhill Capital Partners Europe LLP (collectively "GCP"). GCP manages and invests in families of merchant banking funds, affiliated with the Parent, that invest in portfolio companies. Effective December 31, 2010, management of GCP was delegated to an entity not controlled by the Parent.

Note 2 – Summary of Significant Accounting Policies

Basis of Financial Information

The statement of financial condition is prepared in conformity with accounting principles generally accepted ("GAAP") in the United States, which require management to make estimates and assumptions regarding future events that affect the amounts reported in the statement of financial condition and these footnotes, compensation accruals and other matters. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ materially from those estimates.

Revenue Recognition

The Company recognizes financial advisory fee revenue for mergers and acquisitions or financing advisory and restructuring engagements when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter. The Company recognizes fund placement advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter. Retainer fees are recognized as financial advisory fee revenue over the period in which the related service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of financial advisory engagements. Expenses are reported net of such client reimbursements.

Cash and Cash Equivalents

The Company held cash on deposit with financial institutions of $25.2 million as of December 31, 2010. The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. The Company maintains deposits in federally insured financial institutions in excess of federally insured (FDIC) limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Financial Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary based upon the actual value of the awards granted to Company employees. See "Note 5 – Restricted Stock Units".

Expense Allocations

Certain expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Subsequent Events

The Company evaluates subsequent events through the date on which the statement of financial condition is issued.

Note 3 – Related Party Transactions

At December 31, 2010, the Company had receivables from affiliates of $9.8 million, $5.8 million of which were due from GAC for expenses related to the operation of the corporate aircraft which provides services to employees of the Company. In addition, the Company had receivables of $2.1 million from GCP, $0.3 million from GCI, $0.5 million from GCEI, $0.6 million from GCL and $0.5 from GCA primarily relating to general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2010, the Company owed $3.6 million to affiliates. $3.4 million related to payables to the Parent for general operating expenses, as described above, incurred on the Company's behalf. In addition, the Company had payables due to GCJ of $0.2 million related to general administrative and operating business expenses. These payables are included in due to affiliates in the statement of financial condition.

Intercompany transactions with affiliates (except for GAC) are settled regularly throughout the year. Intercompany transactions with GAC will be settled upon the sale of the aircraft.

Note 4 – Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's statement of financial condition. The Company determined that there was no requirement to accrue any liabilities pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 740-10.

Note 5 – Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date. To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated

Note 5 – Restricted Stock Units (continued)

under circumstances in which units awarded under the plan are forfeited, beginning with awards granted in 2009 any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Company.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with its annual bonus awards and compensation agreements for new hires.

Note 6 – Member's Capital

The Company makes periodic cash distributions, subject to net capital requirements and working capital needs, to its Parent. During 2010, the Company distributed $67.0 million to the Parent.

Note 7 – Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent and covers all eligible employees of the Company. The assets of the Retirement Plan are invested in various equity based mutual funds and money market funds and are allocable to each participant.

The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and employer discretionary profit sharing contributions, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. The Parent provides matching contributions up to $1,000 per employee.

Note 8 – Commitments and Contingencies

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment.

Note 8 – Commitments and Contingencies (continued)

As of December 31, 2010, the approximate aggregate minimum future rental payments for the leases held by the Company and its portion of the lease payments allocated by the Parent were as follows:

2011	$ 7,906,744
2012	9,005,173
2013	8,834,419
2014	8,837,468
2015	8,875,165
Thereafter	44,227,388
Total	$ 87,686,357

The Company is involved in certain legal proceedings arising in the ordinary course of its business. The Company is unable to estimate any maximum payout which may be required to be made in respect of such litigation. Management believes it is unlikely that the Company will have to make any material payments in connection with such litigation.

Note 9 – Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2010, the Company's net capital was $12.6 million, which exceeded its requirement by $11.7 million. The Company's aggregate indebtedness to net capital ratio was 1.00 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.